Exhibit A-6
American Transmission Company LLC
Income Statement
For the Twelve Months Ending December 31, 2003
(in thousands)
Unaudited

2003
Operating Revenues
Transmission Service Revenue	$224,453
Other Operating Revenue	1,155
Total Operating Revenues	225,608

Operating Expenses
Operations and Maintenance	93,681
Depreciation and Amortization	40,694
Taxes Other Than Income	5,174
Deferral of Start-up Costs	0
Total Operating Expenses	139,549

Operating Income	86,059

Other Income
Other Income (Expense), net	81
Allowance for Equity Funds Used During Construction	2,474
Total Other Income	2,555

Earnings Before Interest and Tax	88,614

Interest Expense
Interest Expense	27,730
Allowance for Borrowed Funds During Construction	(1,822)
Net Interest Expense	25,908

Earnings Before Taxes	$62,706